August 14, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: KWESST Micro Systems Inc. Request to Withdraw Registration Statement on Form F-1 (File No. 333-279407)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), KWESST Micro Systems Inc., a British Columba corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form F-1 together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on May 15, 2024 and amended on July 22, 2024.

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned registered offering of common shares or pre-funded warrants under the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

If you have any questions or require additional information, please do not hesitate to contact Nicholas Arruda, our counsel, at (647) 244-0295.

Sincerely,

KWESST Micro Systems Inc.

/s/ Kris Denis

Kris Denis

Interim Chief Financial Officer

cc: Nicholas Arruda, Dorsey & Whitney LLP